

Mail Stop 3561

July 25, 2017

Christopher P. Meyers
Chief Financial Officer
SpartanNash Company
850 76 Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

> **Re: SpartanNash Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Form 10-Q for the Period Ended March 31, 2017**
> **Filed March 1, 2017**
> **File No. 0-31127**

Dear Mr. Meyers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 6. Selected Financial Data, pages 18

1. We note your disclosure of gross profit here and in Management's Discussion and Analysis of Financial Condition and Results of Operations. Since it appears you exclude depreciation and amortization from cost of goods sold, please tell us how your presentation of this measure complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Additionally, please revise your presentation to disclose that this measure is a non-GAAP financial measure and why management believes the non-GAAP measure provides useful information to investors.

Please refer to Item 10(e) of Regulation S-K. Please note that this comment also applies to earnings releases filed under Item 2.02 on Form 8-K.

Consolidated Statements of Earnings, page 42

2. Please tell us your basis for presenting gross profit on the face of the statement of earnings. In this regard, we note you exclude depreciation and amortization from gross profit. To avoid placing undue emphasis on cash flow, depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. Refer to ASC 225-10-S99-8. See also Item 302(a) of Regulation S-K.

Form 10-Q for the Period Ended March 31, 2017

Note 2 Recent Issued Accounting Standards, page 8

3. Please explain to us why the adoption of ASU 2016-09 did not result in a cumulative-effect adjustment to equity.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products